Exhibit 6.5

OPTION AGREEMENT

BY AND BETWEEN

PACIFIC SOFTWARE, INC.

AND

DIGI ASSETS, INC.

August 10, 2020

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”) is made and entered into as of this 10th day of August, 2020, by and between DIGI ASSETS, INC., a Nevada corporation (“Buyer”), and PACIFIC SOFTWARE, INC., a Nevada corporation (the “Company”). (Buyer and the Company are sometimes referred to herein individually as a “Party”, and collectively as the “Parties”).

RECITALS

WHEREAS, the Company has agreed to grant an option to Buyer, and Buyer has agreed to acquire an option from the Company, for Buyer to purchase some or all of the Hypersoft Ventures Assets (as defined herein) from the Company, on the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

ARTICLE I

DEFINITIONS

In addition to the terms defined above in the introduction and Recitals to this Agreement, the following terms when used in this Agreement shall have the meanings set forth in this Article I:

“Affiliate” means, with respect to a particular Person, Persons controlling, controlled by, or under common control with that Person.

“Hypersoft Ventures Asset(s)” means (i) individually, all of the Company’s right, title and interest in and to 5,000,000 shares of Hypersoft Ventures currently held by the Company; (ii) a 15% royalty fee derived from future revenues of BOAPIN.com, (iii) $70,000 in accrued compensation will be paid to Buyer after Company receives the funding from the sale of the Hypersoft business, (iv) Current Liabilities including Accrued interest, Accrued compensation, Notes Payable in the amounts of $33,815, $42,000 and $8,294 respectively as of December 31, 2019, and (v) collectively, all of the Company’s right, title and interest in and to all of those assets and liabilities.

“Business Day” means any day other than Saturday, Sunday or any federal legal holiday.

“Closing” means the “Closing” as such term is defined in the applicable Option Purchase Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in Article IV.

“Company Shareholder Approval” has the meaning set forth in the applicable Option Purchase Agreement.

“Exercise Period” shall mean the period of time commencing on July 15, 2020 and ending on the Expiration Date.

“Expiration Date” has the meaning set forth in Section 3.1.

“Governmental Entity” means any government or subdivision thereof, domestic, foreign or supranational, any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational, or any court or other judicial authority.

“Lien” or “Liens” means any lien, security interest, pledge, charge, claim, mortgage, easement, restriction or any other encumbrance.

“Material Adverse Effect” shall mean, with respect to any Person, any effect that individually or taken together with other effects is materially adverse to (i) the financial condition, or business of such Person and its subsidiaries, taken as a whole (provided, however, that, with respect to the representations and warranties made by the Company, a Material Adverse Effect shall mean any effect that individually or taken together with other effects is materially adverse to the financial condition of the Hypersoft Ventures Assets) or (ii) the ability of such Person to consummate the transactions contemplated by this Agreement; provided, however, in no event shall any of the following be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect with respect to the Company: (a) events, changes, conditions or effects disclosed in the Company Disclosure Schedule; (b) events, changes, conditions or effects consented to by Buyer; (c) events, changes, conditions or effects attributable to the acts or omissions of, or on behalf of, Buyer; (d) any change in any law affecting the Company or any of its Subsidiaries or any interpretation thereof; (e) changes in the market price or trading volume of Company’s Common Stock; or (f) events, changes, conditions or effects attributable to acts of war, terrorism or other conflicts.

“Option” has the meaning set forth in Section 2.1.

“Option Fee” has the meaning set forth in Section 2.2.

“Option Purchase Agreement” means the form of Hypersoft Ventures Asset Assignment Agreement attached hereto as Exhibit B.

“Permitted Assignee” means any Company of Buyer or any other Person selected by Buyer.

“Permitted Liens” shall, with respect to any Hypersoft Ventures Asset, have the meaning defined in the relevant Option Purchase Agreement.

“Person” means an individual, corporation, partnership, joint venture, trust or unincorporated organization or association or other form of business enterprise or a Governmental Entity.

“Purchase Price” has the meaning set forth in Section 2.3.

“Term” shall mean the period of time from the date of this Agreement until the Expiration Date (or, if earlier, with respect to any of the Hypersoft Ventures Assets for which the Option is exercised by Buyer pursuant to this Agreement, until the applicable Closing for such Hypersoft Ventures Assets).

ARTICLE II

GRANT OF OPTION; OPTION FEE; PURCHASE PRICE

Section 2.1     Grant of Option. Subject to the terms set forth in this Agreement, the Company hereby grants to Buyer, and Buyer hereby accepts from the Company, an exclusive option to purchase any or all of the Hypersoft Ventures Assets (the “Option”) on the terms set forth in this Agreement and in the applicable Option Purchase Agreement as provided in Section 3.1.

Section 2.2     Option Fee.  The Company acknowledges its receipt from Buyer of the entering into the Stock Purchase Agreement with Pacific Asset Acquisition, Inc., and the Resignation of Harrysen Mittler and Peter Pizzino from their positions in the Company (the “Option Fee”) as payment in full for the Option. Buyer acknowledges and agrees that the Option Fee shall be non-refundable to Buyer except as provided herein. If Buyer does not exercise the Option with respect to any specific Hypersoft Ventures Asset(s) in accordance with Section 3.1, then the Option Fee allocated to such Hypersoft Ventures Asset(s) pursuant to Exhibit A attached hereto shall not be refunded to Buyer, and shall be retained by the Company, except that, (i) if the exercise of the Option with respect to any specific or all of the Hypersoft Ventures Assets is prohibited or enjoined by action of any Governmental Entity, or (ii) if the Buyer or its Permitted Assignee reasonably determines, after due diligence, that any of the Hypersoft Ventures Assets has such title defects that are both (A) not capable of being insured and (B) would be reasonably expected to materially affect the value of such Hypersoft Ventures Assets, then the Company promptly shall issue to the Buyer Two Million (2,000,000) shares of restricted Company common stock as compensation for the affected Hypersoft Ventures Assets.

Section 2.3     Purchase Price.  (a)  The purchase price for all of the Hypersoft Ventures Assets shall be the retirement of Two Million (2,000,000.00) shares of Series A Convertible Preferred Stock of the Company that was issued to the Principals of Buyer effective as of September 2018, and the cancellation of the employment extension agreements in favor of the Principals of the Buyer in the Company (the “Purchase Price”). The Parties hereby agree that the Purchase Price shall be allocated among the Hypersoft Ventures Assets as set forth on Exhibit A attached hereto.

ARTICLE III

EXERCISE OF OPTION

Section 3.1    Exercise of Option; Closing. Buyer shall, from time to during the Exercise Period, exercise the Option with respect to any or all of the Hypersoft Ventures Assets, if at all, by (i) executing and delivering to the Company an original of this Option Purchase Agreement for the Hypersoft Ventures Assets, with no amendments, modifications or other changes to any terms therein (except that the economic terms in such Option Purchase Agreement shall be filled in using the information set forth on Exhibit A with respect to the applicable Hypersoft Ventures Assets that are the subject of such Option Purchase Agreement and (ii) attaching to such agreement Exhibit A and Exhibit B thereto (which Exhibit A and Exhibit B identifies which Hypersoft Ventures Assets are the subject of such applicable Option Purchase Agreement), no later than 5:00 p.m. (Eastern Time) on September 15, 2020 (the “Expiration Date”). Any attempt by Buyer to exercise the Option prior to July 15, 2020 or after the Expiration Date, or by any means during the Exercise Period other than as set forth in this Section 3.1, shall be null and void and of no force or effect. If Buyer validly exercises the Option in accordance with this Section 3.1, then the Company shall countersign and deliver to Buyer an original of the Option Purchase Agreement and attaching to such agreement the schedules thereto (which schedules will identify any disclosures that are necessary to make the representations and warranties set forth in such Option Purchase Agreement with respect to the applicable Hypersoft Ventures Assets true and correct in all material respects) within five (5) Business Days after the Company’s receipt during the Exercise Period of the applicable Option Purchase Agreement. The date of the Closing under the Option Purchase Agreement executed pursuant to this Agreement shall be mutually determined by the parties, but in any event shall not be earlier than the date that all conditions to such Closing contained in the applicable Option Purchase Agreement have been satisfied.

Section 3.2     Failure to Exercise Option. Upon the expiration of the Term, (i) this Agreement shall terminate automatically and the Option shall be null and void and of no further force or effect without any further action by the Parties, (ii) the Company shall retain the Option Fee (subject to (A) the Option Fee being credited against the Purchase Price as set forth in Section 2.3 hereof, and (B) the Company’s obligation, if any, to refund the Option Fee as set forth in Section 2.2 of this Agreement) and (iii) the Company and Buyer shall have no further rights or obligations under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer as of the date of this Agreement that the statements contained in this Article IV are true and correct, subject to the exceptions set forth in the disclosure schedule delivered by the Company to Buyer concurrently with the execution of this Agreement dated as of the date of this Agreement and certified by a duly authorized officer of the Company (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged according to specific sections in this Article IV and shall provide exceptions to, or otherwise qualify in reasonable detail, only the corresponding section in this Article IV and any other section in this Article IV where it is reasonably clear that the disclosure is intended to apply to such other section.

Section 4.1     Organization and Authority.  The Company is a corporation duly organized, validly existing and in active status under the laws of the State of Nevada. The Company has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, other than, if applicable as provided in the applicable Option Purchase Agreement, the Company Shareholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, other than, if applicable as provided in the applicable Option Purchase Agreement, the Company Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes a valid and binding obligation of Buyer, this Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditor’s rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of any court before which any proceeding may be brought).

Section 4.2     No Violation. Except as set forth on Schedule 4.2 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of the articles of incorporation or bylaws of the Company, as amended, (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of or permit any other party to terminate, require the consent from or the giving of notice to any other party to, or accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the Hypersoft Ventures Assets under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which the Company, or by which it or any of the Hypersoft Ventures Assets, are bound, or (iii) subject to the receipt of the requisite consents, approvals, or authorizations of, or filings with Governmental Entities, conflict with or violate any order, judgment or decree, or any statute, ordinance, rule or regulation applicable to the Company, or by which it or any of the Hypersoft Ventures Assets may be bound or affected, other than, in the case of the foregoing clauses (ii) or (iii), conflicts, breaches, violations, defaults, terminations, accelerations, requirements for consent or notice or creation of Liens (other than Permitted Liens) which would not be reasonably likely to have a Material Adverse Effect on the Company.

Section 4.3     Title to Hypersoft Ventures Assets. The Company has the power and the right to sell, assign and transfer (subject to the Company Shareholder Approval, if necessary) and the Company will sell and deliver to Buyer, and upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good and marketable title to the Hypersoft Ventures Assets, free and clear of all Liens other than Permitted Liens.

Section 4.4     Finder’s Fees.  Except as set forth on Schedule 4.4 of the Company Disclosure Schedule, no Person retained by the Company or its Affiliates is or will be entitled to any commission or finder’s or similar fee in connection with the transactions contemplated by this Agreement. Any commission or finder’s or similar fee owing to the Person(s) named on said Schedule 4.4 shall be the obligation of the Company.

Section 4.5     Litigation.  There is no suit, claim, proceeding or investigation pending or, to the Company’s knowledge, threatened against the Company which is reasonably likely to have a Material Adverse Effect on the Company or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. The Company is not a party to or bound by any outstanding order, writ, injunction or decree which is reasonably likely to have a Material Adverse Effect on the Company or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company as of the date of this Agreement that the statements contained in this Article V are true and correct.

Section 5.1     Organization and Authority.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Buyer has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer, and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditor’s rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of any court before which any proceeding may be brought).

Section 5.2     No Violation. Neither the execution and delivery of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of its certificate of incorporation or bylaws, (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any property or asset of Buyer under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which any of them or any of their properties or assets, are bound, or (iii) subject to the receipt of the requisite consents, approvals, or authorizations of, or filings with Governmental Entities conflict with or violate any order, judgment or decree, any statute, ordinance, rule or regulation applicable to Buyer, or by which it or any of its properties or assets may be bound or affected, other than, in the case of the foregoing clauses (ii) or (iii), conflicts, breaches, violations, defaults, terminations, accelerations or creation of Liens which would not be reasonably likely to have a Material Adverse Effect on Buyer.

Section 5.3     Finder’s Fees. No Person retained by Buyer or its Affiliates is or will be entitled to any commission or finder’s or similar fee in connection with the transactions contemplated by this Agreement.

Section 5.4     Litigation. There is no suit, claim, proceeding or investigation pending or, to Buyer’s knowledge, threatened against Buyer which is reasonably likely to have a Material Adverse Effect on Buyer or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement. Buyer is not a party to or bound by any outstanding order, writ, injunction or decree which is reasonably likely to have a Material Adverse Effect on Buyer or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1     Further Actions; Filings.

(a)     Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Buyer or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) respond to all inquiries and investigations, make all necessary filings, and thereafter make any other submissions, with respect to this Agreement, the transactions contemplated by this Agreement that are required under (A) applicable federal and state securities laws, if any, applicable to the transactions contemplated by this Agreement and (B) any other applicable law. The parties hereto shall cooperate with each other in connection with the making of all such filings.

(b)     Buyer and the Company agree to use their reasonable best efforts to take, or cause to be taken, all actions necessary to expeditiously consummate the transactions contemplated by this Agreement, including using reasonable best efforts to make all necessary government filings, respond to government requests for information, and obtain all necessary governmental, judicial or regulatory actions or non-actions, orders, waivers, consents, clearances, extensions and approvals. If suit or other action is threatened or instituted by any Governmental Entity or other entity challenging the validity or legality, or seeking to restrain the consummation of the transactions contemplated by this Agreement, the parties shall use reasonable best efforts to avoid, resist, resolve or, if necessary, defend such suit or action, and shall each bear its own costs incurred in connection with doing so.

(c)     Each party shall promptly notify the other party in writing of any pending or, to the knowledge of such party, threatened inquiry, action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with this Agreement or the transactions contemplated hereunder or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or otherwise limit the right of Buyer or its subsidiaries to own or operate all or any portion of the Hypersoft Ventures Assets of the Company.

(d)     Notwithstanding anything to the contrary in this Agreement, each party shall be responsible for the costs it and its officers, directors, employees, agents, advisors, representatives and Affiliates incur in connection with complying with the provisions of this Section 6.1 in connection with any such inquiry, action, proceeding or investigation initiated under any applicable antitrust law, rule or regulation.

Section 6.2     Public Disclosure. Unless otherwise permitted by this Agreement, during the Term, Buyer and the Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by or is advisable under law or pursuant to any listing agreement with any national securities exchange. Buyer and the Company agree that the initial press release with respect to the transactions contemplated hereby shall be in the form heretofore agreed by Buyer and the Company. Notwithstanding the prohibitions contained in this Section 6.2, Buyer may, without the prior approval of the Company, provide to any Person (the “Recipient”) such information related to the Hypersoft Ventures Assets as is necessary to permit such Person to determine whether it desires to assume Buyer’s option to purchase any of the Hypersoft Ventures Assets hereunder; provided, however, that Buyer may only provide such information if the Recipient enters into a commercially reasonable confidentiality agreement with the Company with respect to such information prior to disclosure of any such information to the Recipient by Buyer.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1     Time is of the Essence. Time is of the essence as to all dates and deadlines set forth in this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, if the time period for the performance of any covenant or obligation, satisfaction of any condition or delivery of any notice or item required under this Agreement shall expire on a day other than a Business Day, such time period shall be extended automatically to the next Business Day.

Section 7.2     Assignment. Buyer shall have the right to designate one or more Permitted Assignees to receive title to the applicable Hypersoft Ventures Assets by providing written notice to the Company at any time during the Term; provided, however, that (i) Buyer shall not be released from any of its liabilities and obligations under this Agreement (or under any Option Purchase Agreement) by reason of such designation or assignment, and (ii) such designation shall not be effective until Buyer has provided the Company with a fully executed copy of such designation or assignment and assumption instrument, which shall be in form and substance reasonably satisfactory to the Company.

Section 7.3     Notices. All notices, demands, consents, or other communications that are required or permitted hereunder or that are given with respect to this Agreement shall be in writing and shall be sufficient if personally delivered or sent by registered or certified mail, facsimile message, or Federal Express or other nationally recognized overnight delivery service. Any notice shall be deemed given upon the earlier of the date when received at, or the fifth day after the date when sent by registered or certified mail or the day after the date when sent by Federal Express or facsimile to, the address or facsimile number set forth below, unless such address or facsimile number is changed by written notice to the other parties in accordance with this Agreement:

(a)	if to Buyer, to:

Digi Assets, Inc. 2300 Yonge St., Suite 1600 Toronto, ON M4P 1E4 Canada Attn: Harrysen Mittler, President Email: HarrysenMittler@gmail.com with copies to:

Law Office of Andrew Coldicutt 1220 Rosecrans St., PMB 258 San Diego, CA 92106 Attn: Andrew Coldicutt Email: Andrew@ColdicuttLaw.com

(b)	if to the Company, to:

Pacific Software, Inc. 2 Bloor St. East, Suite 3500 Toronto, ON M4W 1A8 Canada Attn: Email: HarrysenMittler@gmail.com with copies to:

Law Office of Andrew Coldicutt 1220 Rosecrans St., PMB 258 San Diego, CA 92106 Attn: Andrew Coldicutt Email: Andrew@ColdicuttLaw.com

Section 7.4     Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.5     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any counterpart may be executed and delivered by facsimile signature and such facsimile signature shall be deemed an original.

Section 7.6     Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other Person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided in this Agreement.

Section 7.7     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel), shall be paid by the party incurring such expense.

Section 7.8     Recording Fees.  Any fees or charges incurred in connection with the recording of this Option Agreement in the office of register of deeds for any county or other state governmental subdivision in which any Hypersoft Asset is located shall be split equally between the Buyer and the Company.

Section 7.9     Amendment. Any provision of this Agreement may be amended only by the written consent of the Company and Buyer. Any agreement on the part of a party to any amendment shall only be valid if set forth in an instrument in writing signed on behalf of such party.

Section 7.10     Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 7.11     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 7.12     Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTY IN RESPECT OF ITS, HIS OR HER OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.13     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 7.14     Further Assurances. Each of the parties to the Agreement shall use commercially reasonable efforts to effectuate the transactions contemplated hereby. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

IN WITNESS WHEREOF, the Company and Buyer each have caused this Option Agreement to be executed and delivered in their names by their respective duly authorized officers or representatives.

COMPANY:

PACIFIC SOFTWARE, INC.,
a Nevada corporation

By:	/s/ Harrysen Mittler
Name: Harrysen Mittler
Title: Chief Executive Officer

BUYER:

DIGI ASSETS, INC.,
a Nevada corporation

By:	/s/ Harrysen Mittler
Name: Harrysen Mittler
Title: President, Director